June 3, 2022

Michael A. Rosenberg, Esq.

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	2nd Vote Funds (“Registrant” or “Trust”)

Dear Mr. Rosenberg:

We are writing to respond to the comments that you provided on May 3, 2022, with respect to Post-Effective Amendment Number 8 to the Registration Statement of the Trust, which was filed to register a new series of the Trust, the Shareholders First Fund (“Fund” or Shareholders First Fund”). On behalf of the Registrant, we have set forth below the SEC staff’s (“Staff”) comments along with the Registrant’s responses to those comments.

1.	The Staff’s position is that the Shareholders First Index (“Index”) replicated by the Fund should be rules-based. Where there is significant discretion to determine the components of the Index, identifying the Fund as an “index fund” could be misleading. The Staff’s concern is heightened where the index provider and the investment adviser are affiliates, as is the case with 2nd Vote Research (“2VR”) and 2nd Vote Advisers, LLC (“2VA”). The Staff’s position is that the determinations made by 2VR with respect to activism appears to provide significant discretion to 2VR and the ability of the affiliated investment adviser (i.e., 2VA) to customize the index. Please revise the index methodology to provide less discretion to 2VR/2VA or change the disclosure to indicate that the Fund is an actively managed fund.

Response: The Registrant respectfully disagrees with the Staff’s position that the index provider has significant discretion to determine the components of the Index.

2ndVote, Inc., which is referred to informally as “2nd Vote Research” or “2VR”, was established in 2012 for the purpose of providing scores for various U.S. companies in order to enable conservative persons to support businesses that support their values. 2VR has been analyzing, evaluating, and scoring companies in accordance with its proprietary methodology for more than 10 years. 2VR has a staff of 11 analysts as well as several renown academics that are dedicated to analyzing, evaluating, and scoring companies. 2VR has voluminous files that support its analysis and, over time, has iterated its process to uncover and more efficiently evaluate relevant information.

J. STEPHEN KING, JR.   ●   PARTNER

9891 Irvine Center Drive   ●   Suite 200   ●   Irvine, CA 92618   ●   p: 949.245.2700
Practus, LLP   ●   Stephen.King@Practus.com   ●   Practus.com

Michael A. Rosenberg, Esq.
U.S. Securities and Exchange Commission
June 3, 2022

Although 2VR, 2ndVote Indexing (“2VI” or “Index Provider”) and 2VA are under common control, each company is operationally independent and has separate management teams.1 The Index Provider is one of many licensees of the results of 2VR’s scoring methodology, which use the results for various purposes. Like other licensees, the Index Provider has no input into the scoring determinations made by 2VR and has no ability to influence the scores provided by 2VR to its licensees. To preserve the integrity of its business, 2VR prohibits any licensee of its scores (such as the Index Provider) to tamper with its scores for their own advantage, including, for example, in order to somehow “customize” the Index.

2.	In the second paragraph under “Principal Investment Strategy” on page 1 of the prospectus, please change “companies focused on political activism” to indicate that the political activism could be liberal or conservative (e.g., “companies focused on liberal or conservative political activism”).

Response: The Registrant will revise the disclosure consistent with this comment, but will also revise the wording to include the concept of “social” activism.

3.	Please disclose whether the Fund will employ full replication or representative sampling to track the Index.

Response: The Fund will employ full replication to track the Index. The Registrant will add this disclosure.

4.	Please supplementarily provide the Staff with backup for the following statements:

2nd Vote Advisers (“2VA” or “Adviser”) believes that companies focused on profits are better for investors than companies focused on political activism or distracted by social agendas. 2VA’s core views and investment strategy are consistent with those of renowned economists who believed a business’ first responsibility is to generate returns for its shareholders.

Response: There are numerous economists and academics whose views support 2VA’s belief. 2VA believes that companies that focus on profits (and do not engage in political or social activism) will be more profitable than companies that engage in those activities, and that such profits benefit investors. The work of Milton Friedman, Dr. Arthur B. Laffer, Adam Smith, Frederick Hayek, and Ludwig von Mises all support the view that shareholder value (i.e., the market price of company shares) is increased when companies pay close attention to their business and avoid extraneous activities or use company profits to support political or social agendas. As far as this being consistent with Friedman’s view that “a business’ first responsibility is to generate returns for its shareholders,” in a famous 1970s New York Times Magazine article entitled A Friedman doctrine-- The Social Responsibility Of Business Is to Increase Its Profits, Freidman stated that:

[1]	Currently, the website for 2VR lists Dr. Robert Brooks as a member of the Oversight Committee. However, Dr. Brooks is now employed by 2VA as its Chief Investment Officer and is no longer a member of the Oversight Committee.

Michael A. Rosenberg, Esq.
U.S. Securities and Exchange Commission
June 3, 2022

“In a free-enterprise, private-property system, a corporate executive is an employee of the owners of the business. He has direct responsibility to his employers. That responsibility is to conduct the business in accordance with their desires, which generally will be to make as much money as possible while conforming to the basic rules of the society, both those embodied in law and those embodied in ethical custom.”

Freidman went on to state that in a free society

“. .. .there is one and only one social responsibility of business—to use its resources and engage in activities designed to increase its profits so long as it stays within the rules of the game, which is to say, engages in open and free competition without deception fraud (emphasis added).”

5.	Page 2 of the prospectus states that the construction of the Index starts with an initial universe of the 900 largest U.S. equity securities listed on either the New York Stock Exchange, The Nasdaq Stock Market or both. The index methodology provided to the staff states 1500 that the construction of the Index starts with an initial universe of 900 stocks. Please reconcile.

Response: 2VR scores all of the companies in the S&P 1500, which contains large, mid-cap and small cap companies. However, the initial universe of companies that are eligible for inclusion in the Index are large and mid-cap companies. That eliminates all small cap companies. 2VA considers small cap companies to be those with capitalizations of less than $2 billion. Once small cap companies are eliminated from the universe, approximately 900 companies will remain eligible for inclusion in the Index. Registrant will revise the disclosure to indicate that “approximately” 900 companies from the 1500 scored by 2VR will be eligible for inclusion in the Index.

6.	Please disclose the expected market capitalization of companies in the Index.

Response: The minimum capitalization of companies in the Index is $2 billion and the maximum capitalization of companies in the Index is the maximum capitalization of companies traded on US stock exchanges (which is approximately $39 billion). The Registrant will add this disclosure.

Michael A. Rosenberg, Esq.
U.S. Securities and Exchange Commission
June 3, 2022

7.	Please disclose whether there is any industry concentration currently in the Index.

Response: The current Index components do not concentrate in any industry. Nevertheless, it is possible that future the components of the Index will concentrate in a particular industry. The Statement of Additional Information states that the Fund will concentrate in an industry if the Index is concentrated in that industry.

8.	On page 2, first paragraph of the prospectus states “Each company in this initial universe is then screened based on its decision to prioritize their duties to shareholders first.” Please explain how it is determined whether a company prioritizes its duties to shareholders first.

Response: The 2VR scoring eliminates from the investible universe companies that use their resources, efforts, personnel, or that make donations to try to advance any political or social agenda (conservative or liberal). This determination is made if a company receives a score of 3 on a scale of 1 to 5. A score of 3 is a “neutral” score, which indicates that the resources, efforts, and personnel of the companies are not used to support any political or social issues. In the view of 2VA, this means that the company puts its duties to its shareholders first. The Registrant will consider whether a revision to the current disclosure is appropriate.

9.	Please describe 2VR’s relationship to the investment adviser (2VA).

Response: As noted above, 2VR and 2VA are operationally independent companies with entirely different businesses objectives, methods, and personnel. Both companies are majority owned by a holding company whose principal shareholders are Dr. David L. Black and former Congresswoman Diane Black. The Registrant will add appropriate disclosure.

10.	The Staff suggests that it is clearer to state that in order to be considered for inclusion in the Index, a company needs a Shareholders First Score of 3 rather than stating this as a negative (e.g., companies with a score on any of the six issues other than 3 will be removed from the investable universe).

Response: The Registrant will revise the disclosure consistent with this comment.

11.	In the bullets at the bottom of page 2 of the prospectus, please provide examples of how points are added to or subtracted from a Shareholder First score if the company engages in the activities set forth in the bullets.

Response: The Registrant will revise the disclosure consistent with this comment.

Michael A. Rosenberg, Esq.
U.S. Securities and Exchange Commission
June 3, 2022

12.	Please elaborate on the factors that determine a company’s weight in the Index.

Response: The factors that determine a company’s weight in the Index are described in detail in the prospectus and in the Shareholders First Index Methodology, which was provided to the Staff. These factors were developed and are employed by Economic Index Associates, LLC (“EIA”), an independent third-party entity, that licenses its research results to the Index Provider. EIA’s research is used to determine the then current monetary environment, and it is then applied to the investible universe to determine the holdings and weightings of the Index. Each company is rated by its “financial capacity score” (as described in the prospectus). Constraints to the companies selected are applied for liquidity, stock, and sector weight, until a final Index of 50 stocks is created. The higher a stock’s financial capacity score, the larger its weighting will be in the Index and correspondingly in the Fund.

Details as to the Monetary Screening Process used by EIA are described on pages 10 through 12 of the prospectus.

13.	The prospectus states that the Index is rebalanced when the monetary environment changes while the Index methodology states that the Index is rebalanced when the monetary environment changes or when there is a change in the financial metric and 2VR’s scoring even if there are no monetary environment changes in a six-month period. Please reconcile.

Response: The Registrant will revise the disclosure to conform to the Index methodology.

14.	Please add “Index Provider Risk” to the Fund’s principal risks.

Response: The Registrant will add this disclosure.

15.	Please add Small Cap Risk to the Fund’s principal risks.

Response: The Fund will not invest in small cap securities and accordingly, respectfully declines to add Small Cap Risk to the Fund’s principal risk factors.

16.	On page 7 of the prospectus, please state that Robert Brooks has been PM since the fund’s inception.

Response: The Registrant will revise the disclosure consistent with this comment.

17.	On page 27 of the SAI (Acceptance of Orders of Creation Units), please delete romanettes c, d and f as these are not permitted under Rule 6c-11 (Adopting Release 33-10515, pp. 7-68).

Response: The Registrant will revise the disclosure consistent with this comment.

Michael A. Rosenberg, Esq.
U.S. Securities and Exchange Commission
June 3, 2022

18.	Please file the Licensing Agreement for the Index as an “other material contract” in the registration statement.

Response: The Registrant will file the Licensing Agreement with the Index Provider in an amendment to the Registration Statement prior to the effective date.

Registrant will include disclosure as described in this response in a post-effective amendment to the Trust’s registration statement pursuant to Rule 485(b) under the Securities Act of 1933. As discussed with the Staff when these comments were received, 2VA has decided to retain an investment sub-adviser to assist in trading activities. Registrant intends to include disclosure regarding the investment sub-adviser in this post-effective amendment.

Please feel free to contact me at (949) 245-2700 if you have any questions regarding the foregoing.

Sincerely,

/s/ J. Stephen King, Jr.

J. Stephen King, Jr.